Exhibit 99.1

SENSTAR TECHNOLOGIES CORPORATION
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To the Shareholders of Senstar Technologies Corporation (“Senstar”):

Senstar cordially invites you to attend the Annual Meeting of Shareholders of Senstar (the “Meeting”) to be held at Senstar’s principal executive offices, at 119 John Cavanaugh Drive, Ottawa, Ontario, Canada, K0A 1L0, on June 27, 2025 at 9:00 a.m. (Ottawa time), and thereafter, as it may be adjourned from time to time for the following purposes:

•	to receive the audited consolidated financial statements of Senstar for the fiscal year ended December 31, 2024, together with the auditor’s report thereon;

•	to elect the members of the board of directors of Senstar (the “Board”) (see: Proposal 1);

•	to appoint Ernst & Young LLP as the auditor of Senstar for the ensuing year and authorize the Board to fix the remuneration to be paid to such auditor (see: Proposal 2); and

•	to transact such other or further business as may properly come before the Meeting or any adjournment or postponement thereof.

SENSTAR’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE APPROVAL OF THE PROPOSALS ON THE AGENDA.

Further information regarding the proposals is included in the proxy statement. The proxy statement is being furnished to the United States Securities and Exchange Commission (the “SEC”) on Form 6-K and is available on the SEC’s website at http://www.sec.gov and Senstar’s website at https://senstar.com/investors/sec-filings/. You are encouraged to read the proxy statement prior to voting. A form of proxy card will be enclosed with the notice.

Record Date

Only shareholders of record at the close of business on May 28, 2025 (the “Record Date”) will be entitled to receive notice of, and to vote at, the Meeting.

Quorum and Voting

A quorum must be present in order for the Meeting to be held. Pursuant to Senstar’s By-Laws, the quorum required for the Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent at least twenty-five percent (25%) of Senstar’s issued and outstanding share capital entitled to vote at the Meeting. The proposals on the agenda at the Meeting do not allow for discretionary voting by banks, brokers or other nominees. If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall be adjourned to June 30, 2025, at the same time and place.

To be effective, proxies must be deposited by June 25, 2025 at 11:59 p.m. (Ottawa time), or in the case of any adjournment, no later than 48 hours (excluding weekends and Ontario holidays) prior to the rescheduled Meeting.

All shareholders are entitled to contact Senstar directly and receive the text of the proxy materials. Once made available to the public as described above, such documents will also be available for inspection at Senstar’s principal executive offices, which are located at 119 John Cavanaugh Drive, Ottawa, Ontario, Canada, K0A 1L0, during regular business hours and subject to prior coordination. Senstar’s phone number is +1-613-839-5572.

By Order of the Board of Directors, /S/ GILLON BECK Gillon Beck Chairman of the Board of Directors

IT IS IMPORTANT THAT THE ENCLOSED PROXY CARD BE
COMPLETED, SIGNED, DATED AND RETURNED PROMPTLY

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 27, 2025

INTRODUCTION

This proxy statement is being distributed to Senstar Technologies Corporation’s (“Senstar”) shareholders in connection with the solicitation by Senstar’s management of proxies to be used at the Annual Meeting of Shareholders, as it may be adjourned or postponed from time to time (the “Meeting”), to be held at Senstar’s principal executive offices located at 119 John Cavanaugh Drive, Ottawa, Ontario, Canada, K0A 1L0, on June 27, 2025, at 9:00 a.m. (Ottawa time) and thereafter as it may be adjourned from time to time for the following purposes:

1.      to receive the audited consolidated financial statements of Senstar for the fiscal year ended December 31, 2024, together with the auditor’s report thereon;

2.      to elect the members of the board of directors of Senstar (the “Board”) (see: Proposal 1);

3.      to appoint Ernst & Young LLP as the auditor of Senstar for the ensuing year and authorize the Board to fix the remuneration to be paid to such auditor (see: Proposal 2); and

4.      to transact such other or further business as may properly come before the Meeting or any adjournment or postponement thereof.

Shareholders Entitled to Vote

Shareholders of record who held Senstar common shares at the close of business on May 28, 2025 (the “Record Date”), are entitled to notice of, and to vote at, the Meeting.

In addition, shareholders who, as of the Record Date, held Senstar common shares through a bank, broker or other nominee which is a shareholder of record of Senstar or which appears in the participant list of a securities depository, are considered to be beneficial owners of shares held in “street name.” These proxy materials are being forwarded to beneficial owners by your bank, broker or other nominee that is considered the holder of record. Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the Meeting but may not actually vote their shares in person at the Meeting (unless appointed as a proxyholder by the holder of record). For those beneficial owners, the bank, broker or other nominee that is a shareholder of record has enclosed a voting instruction card for you to use in directing the holder of record how to vote the shares.

As of May 28, 2025, there were 23,326,653 Senstar common shares issued and outstanding, each entitled to one vote each upon each of the matters to be presented at the Meeting.

The information contained in this Proxy Statement is current as of May 28, 2025, unless stated otherwise.

Quorum

A quorum must be present in order for the Meeting to be held. Pursuant to Senstar's By-Laws, the quorum required for the Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent at least twenty-five percent (25%) of Senstar’s issued and outstanding share capital entitled to vote at the Meeting. The proposals on the agenda at the Meeting do not allow for discretionary voting by banks, brokers or other nominees. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall be adjourned to June 30, 2025, at the same time and place.

Vote Required

A simple majority of votes cast at the Meeting on each proposal, whether in person or by proxy, will constitute approval of such proposal.

Each Senstar common share is entitled to one vote on the proposals on the agenda. If two or more persons are registered as joint owners of any Senstar common shares, the right to attend the Meeting shall be conferred upon all of the joint owners, but the right to vote at the Meeting and/or the right to be counted as part of the quorum required for the Meeting shall be conferred exclusively upon the senior among the joint owners attending the Meeting, in person or by proxy, and for this purpose seniority shall be determined by the order in which the names appear on Senstar’s Shareholder Register.

Only Senstar common shares that are voted will be counted at the Meeting. Senstar common shares present at the Meeting that are not voted on a particular proposal or Senstar common shares present by proxy where the shareholder properly withheld authority to vote on such proposal will not be counted in determining whether such matter is approved by shareholders, but abstentions will be counted for purposes of determining whether a quorum exists.

Proxies

All Senstar common shares represented by properly executed proxies deposited by June 25, 2025 at 11:59 p.m. (Ottawa time), or in the case of any adjournment, no later than 48 hours (excluding weekends and Ontario holidays) prior to the rescheduled Meeting and not revoked prior to or at the Meeting in accordance with the procedure described below will be voted as specified in the instructions indicated in such proxies. If no instructions are indicated, such proxies will be voted in favor of the proposals at the Meeting.

Revocation of Proxies

A shareholder who has given a proxy may revoke the proxy: (a) by completing and signing a proxy bearing a later date and depositing it as aforesaid; or (b) by depositing an instrument in writing executed by the shareholder or by their attorney authorized in writing or electronic signature: (i) with the Chief Financial Officer of Senstar, 119 John Cavanaugh Drive, Ottawa, Ontario, Canada, K0A 1L0, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or (ii) with the Chair of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment thereof; or (c) in any other manner permitted by law. If a shareholder attends the Meeting and votes, their vote will revoke any proxy they previously submitted. Attendance without voting at the Meeting will not in and of itself constitute revocation of a proxy.

Solicitation of Proxies

Senstar will bear the costs of solicitation of proxies for the Meeting. In addition to solicitation by mail, Senstar’s directors, officers and employees may solicit proxies from shareholders by telephone, email, personal interview or otherwise. Senstar’s directors, officers and employees will not receive additional compensation for such solicitation but may be reimbursed for out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of Senstar common shares held of record by them, and such custodians will be reimbursed for their reasonable expenses. Senstar may reimburse the reasonable charges and expenses of brokerage houses or other nominees or fiduciaries for forwarding proxy materials to, and obtaining authority to execute proxies from, beneficial owners for whose accounts they hold Senstar common shares.

As a foreign private issuer, Senstar is exempt, among other things, from the rules under the Securities Exchange Act of 1934, as amended, related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that Senstar is subject to such rules.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT OF SENSTAR

The following table sets forth certain information regarding the beneficial ownership of common shares of Senstar as of May 28, 2025, by:

•	each person who Senstar believes beneficially owns 5% or more of the outstanding Senstar common shares, and

•	all of Senstar’s directors and executive officers as a group.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. The percentage ownership of each such person is based on the number of Senstar common shares outstanding as of May 28, 2025, and includes the number of Senstar common shares underlying options that are exercisable within sixty (60) days from the date of May 28, 2025. Senstar common shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person. The information in the table below is based on 23,326,653 Senstar common shares outstanding as of May 28, 2025. Each outstanding Senstar common share has identical rights in all respects.

Name	Number of Shares	Percent
FIMI Opportunity Five (Delaware), Limited Partnership (1)	4,646,924	19.9%
FIMI Israel Opportunity Five, Limited Partnership (1)	5,207,235	22.3%
All directors and executive officers as a group (8 persons) (2)	70,075	*
* Less than 1%

__________________________
(1)
Based on Schedule 13D/A filed with the SEC on October 11, 2016 and other information available to Senstar. The address of FIMI Opportunity Five (Delaware), Limited Partnership and FIMI Israel Opportunity Five, Limited Partnership is c/o FIMI FIVE 2012 Ltd., Alon Towers 2, 94 Yigal Alon St., Tel-Aviv 6789141, Israel.

(2)	As of May 28, 2025, all directors and executive officers as a group (8 persons) held 70,000 options that are vested or that vest within 60 days of May 28, 2025.

PROPOSAL NO. 1 – RE-ELECTION OF DIRECTORS

You are being asked to re-elect the following directors: Gillon Beck, Kelli Roiter, Tom Overwijn and Jacob Berman, each of whom currently serves as a director of Senstar.

Our Articles of Incorporation provide for a board of directors consisting of no less than three (3) and no more than eleven (11) members. The Board of Directors has fixed the number of directors to be elected at each annual meeting at four (4) members. Our directors are elected at each annual meeting of shareholders, for a term expiring at the close of the next annual meeting of shareholders and their successors are duly elected or appointed, or such director’s earlier resignation or removal.

We are not aware of any reason why any one of the nominees, if re-elected, would be unable to serve as a director.

Each of the nominees for re-election to the Board of Directors has certified to us that he or she is not disqualified from being a director of a corporation pursuant to the Ontario Business Corporation Act (“OBCA”) and possesses the necessary qualifications and has sufficient time, to fulfill his or her duties as a director of the company, taking into account the size and special needs of the company, and the Sustainability, Nominating and Governance Committee of the Board of Directors has recommended their reelection to the Board.

Biographical information concerning each of the nominees is set forth below:

Gillon Beck Mr. Beck has served as a director and our Executive Chairman since September 2023, and as a director and Executive Chairman of the Senstar Technologies Ltd. (Senstar’s predecessor) board of directors since September 2014. Since 2003, Mr. Beck has been a Senior Partner at FIMI Opportunity Funds, the controlling shareholder of Senstar, as well as a Director of the FIMI Opportunity Funds’ General Partners and SPV companies. In addition, Mr. Beck currently serves as Chairman of the Board of ImageSat NV, Emet Computing Ltd. (TASE), Gal-Shvav Ltd, Bet Shemesh Engines Ltd. (TASE: BSEN), Inrom Industries Ltd. and Bird Aerosystems Ltd, and is a director of Rafa Laboratories Ltd., Simplivia Ltd., Orbit Technologies Ltd (TASE: ORBI), Carmel Forge Ltd., AITECH Ltd, Stern Engineering Ltd., Utron Ltd. (TASE) and Unitronics (1989) (RG) Ltd (TASE: UNIT). During the past five years, Mr. Beck had served as a member of the Board of Directors of the following public companies: Overseas Commerce Ltd (TASE: OVRS), Ham-Let Ltd., Inrom Construction Ltd. From 1999 to 2003, Mr. Beck served as Chief Executive Officer and President of Arad Ltd. (TASE). Mr. Beck received a Bachelor of Science degree (Cum Laude) in Industrial Engineering in 1990 from the Technion - Israel Institute of Technology, and a Master of Business Administration in Finance in 1992 from Bar-Ilan University.

Kelli Roiter Ms. Roiter has served as a member of our board of directors since March 2024. Ms. Roiter founded and managed Jefferies’ Private Capital Group within its Investment Banking unit. Ms. Roiter joined Jefferies in 2008 and retired in 2023. Ms. Roiter’s primary responsibilities at Jefferies was raising private institutional capital for private equity, private debt and venture capital funds, as well as raising capital for private companies. Prior to Jefferies. Ms. Roiter was an external consultant (Fund Seven Inc.) raising capital for Bay City Capital LLC. Previously, she was a Director at Citigroup, managing the Private Bank’s third party alternative investment fundraising efforts. Prior to that, she was a Director at Donaldson, Lufkin & Jenrette/Credit Suisse, managing their third party alternative fundraising efforts, focused on family offices, small/medium corporations and ultra-high net worth individuals, as well as the firm’s traditional equity asset management platform. Ms. Roiter received her MBA in Finance from Yale University and her Bachelor of Commerce with Honors in Accounting and Economics from Concordia University in Montreal, Canada.

Tom Overwijn Mr. Overwijn has served as a member of our board of directors since March 2024. Mr. Overwijn has been a partner in Fybe Finance since 2021 and acts as Interim Finance Manager via Fybe at various companies. From 2011 until 2018 he was Director and later CFO of Siqura Group in The Netherlands. Prior to that, from 2005 - 2011, COO of Optelecom-NKF and from 1990 - 2005 in various positions at NKF, a cable manufacturer. He started his career in auditing. Mr. Overwijn is an RA (Chartered Accountant) and is registered in the accountant’s register of the Netherlands Institute of Chartered Accountants (NBA).

Jacob Berman Mr. Berman has served as a member of our board of directors since March 2024 and as a director of Senstar Technologies Ltd. (Senstar’s predecessor) since November 2013. Since November 2014 until March 2019, Mr. Berman had served as the chairman of the board of directors of Israel Discount Bank of New York and acted as a member of our audit committee and compensation committee between September 2014 and December 2014. Mr. Berman is the President and founder of JB Advisors, Inc., a New York based financial advisory firm with extensive experience in international private banking, real estate investment counseling, and commercial/retail banking since 2002. Mr. Berman was the founder, President and CEO of the Commercial Bank of New York.

We are proposing to adopt the following resolutions:

RESOLVED, to re-elect Gillon Beck to serve as a director on the Board of Directors of the Company until the next annual meeting of shareholders and his successor is duly elected or appointed, or his earlier resignation or removal;

FURTHER RESOLVED, to re-elect Kelli Roiter to serve as a director on the Board of Directors of the Company until the next annual meeting of shareholders and her successor is duly elected or appointed, or her earlier resignation or removal;

FURTHER RESOLVED, to re-elect Tom Overwijn to serve as a director on the Board of Directors of the Company until the next annual meeting of shareholders and his successor is duly elected or appointed, or his earlier resignation or removal; and

FURTHER RESOLVED, to re-elect Jacob Berman to serve as a director on the Board of Directors of the Company until the next annual meeting of shareholders and his successor is duly elected or appointed, or his earlier resignation or removal.

Senstar’s Sustainability, Nominating and Governance Committee and Board of Directors unanimously recommend a vote “FOR” approval of Proposal No. 1.

Vote Required

A simple majority of votes cast at the Meeting on Proposal No. 1, whether in person or by proxy, will constitute approval of Proposal No. 1.

PROPOSAL NO. 2 – APPOINTMENT AND COMPENSATION
OF AUDITOR

Shareholders are being asked to appoint Ernst & Young LLP as the auditor of Senstar (the “Auditor”) for the ensuing year to hold office until the close of the next annual meeting of shareholders and authorize the directors to fix the remuneration to be paid to such auditor.

Senstar’s current auditor, Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, has been Senstar’s auditor since February 22, 2024 and previously served as the auditor of our predecessor, Senstar Technologies Ltd. However, in connection with our re-domiciliation transaction which was effective March 2024.

We are now required by the OBCA to prepare annual financial statements in accordance with the financial reporting standards set forth in the Handbook of the Canadian Institute of Chartered Accountants (“IFRS”) and audited in accordance with the standards set forth in the Handbook of the Canadian Institute of Chartered Accountants (“Canadian GAAS”) (collectively, the “Canadian Audited Financial Statements” ).

Kost, Forer, Gabbay & Kasierer is not registered in Ontario and is not able to prepare the required Canadian Audited Financial Statements. There is no disagreement or unresolved issue with Kost, Forer, Gabbay & Kasierer.

The proposed Auditor replacement is solely as a result of the re-domiciliation transaction and the technical requirement for Senstar to produce the Canadian Audited Financial Statements.

Senstar will continue to provide shareholders with financial statements prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”) and audited in accordance with the auditing standards of the Public Company Accounting Oversight Board of the United States of America (“US GAAS”), consistent with its past practice.

As set forth in Item 16C of Senstar’s Annual Report on Form 20-F for the year ended December 31, 2024, the following table sets forth the aggregate fees for the audit and other services provided by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, during the year ended December 31, 2024:

Year ended December 31, 2024
Audit fees (1)	$209,000
Tax fees (2)	29,000
Other fees (3)	13,000
Total	$251,000
_______________________
(1)
Audit fees are for audit services, including fees associated with the annual audit (including audit of Senstar’s internal control over financial reporting), consultations on various accounting issues and audit services provided in connection with other statutory or regulatory filings.

(2)
Tax fees are for professional services rendered by our auditor for tax compliance, tax planning and tax advice on actual or contemplated transactions, tax consulting associated to international taxation, tax assessment deliberation, transfer pricing and withholding tax assessment.

(3)
Other fees primarily relate to out of pocket reimbursement of expenses and primarily traveling expenses of Senstar’s auditor. These fees also relate to fees associated with the conflict minerals work plan, due diligence, and the Risk Assessment Service.

Senstar’s Annual Report on Form 20-F for the year ended December 31, 2024, including its 2024 audited consolidated financial statements and the report of the independent public accountants thereon, is available at the “Investors” portion of the website, at https://senstar.com/investors/sec-filings/.

We are proposing the following resolution:

RESOLVED, that Ernst & Young LLP appointed as Senstar’s auditor for the ensuing year and the directors be authorized to fix the remuneration to be paid to such auditor.

Senstar’s Audit Committee and Board of Directors unanimously recommend a vote “FOR” approval of Proposal No. 2.

Vote Required

A simple majority of votes cast at the Meeting on Proposal No. 2, whether in person or by proxy, will constitute approval of Proposal No. 2.

OTHER MATTERS

Senstar is unaware at this time of any other matters that will come before the meeting. If any other matters properly come before the meeting, it is the intention of the persons designated as proxies to vote in accordance with their judgment on such matters. Senstar common shares represented by executed and unrevoked proxies will be voted in accordance with such judgment.

MISCELLANEOUS

As a result of the re-domiciliation, Senstar is required under the OBCA to prepare Canadian Audited Financial Statements. However, given Senstar’s historical practice of preparing financial statements in accordance with US GAAP and audited under US GAAS, Senstar sought relief from these technical requirements from the Commercial List of the Ontario Superior Court of Justice.

We successfully obtained an order permitting Senstar to present audited financial statements for the fiscal year ended December 31, 2024, in accordance with US GAAP and US GAAS, in lieu of the Canadian Audited Financial Statements. This enables us to present financial statements at this Meeting that are consistent with Senstar’s established reporting practices.

As outlined in Proposal 2, Senstar proposes to appoint a new auditor qualified in Ontario, capable of preparing Canadian Audited Financial Statements going forward. For clarity, Senstar will continue to prepare and audit financial statements in accordance with US GAAP and US GAAS, maintaining continuity with past practices.

The court order also required Senstar to disclose in this proxy statement that the application was made, the relief was granted, and that this relief does not affect shareholders’ rights to apply to the court to have the order amended or set aside if they notify Senstar.

WHERE YOU CAN FIND MORE INFORMATION

Senstar files annual and periodic reports and other information with the SEC under the Exchange Act. The SEC also maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including Senstar, who file electronically with the SEC. The address of that site is www.sec.gov.

Investors may also consult Senstar’s website: www.senstar.com for more information. Information included on this website is not incorporated by reference into this proxy statement.

APPENDIX A

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 ey.com

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Ladies and Gentlemen:

We have read Proposal No. 2 – Appointment of Auditors of Form 6-K dated June 6, 2025, of Senstar Technologies Corporation and are in agreement with the statements contained in the second and the fourth paragraphs on page 5 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Sincerely,

/s/ Kost, Forer, Gabbay & Kasierer
KOST, FORER, GABBAY & KASIERER
A Member of EY Global

Tel Aviv, Israel
June 6, 2025

A - 1